Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Twin City Island Spirits, Inc.
4000 Sion Farm
Christiansted, VI 00820
http://mutinyislandvodka.com

Up to $3,927,056.10 in Common Stock at $5.10
Minimum Target Amount: $14,999.10

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Twin City Island Spirits, Inc.
Address: 4000 Sion Farm, Christiansted, VI 00820
State of Incorporation: VI
Date Incorporated: July 05, 2018

Terms:

Equity

Offering Minimum: $14,999.10 | 2,941 shares of Common Stock
Offering Maximum: $3,927,056.10 | 770,011 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.10
Minimum Investment Amount (per investor): $265.20

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus: Mutiny's Legacy Crew – Current investors, friends and family, account supporters, and B2B partners will receive an extra 15% in bonus shares for all new investments made, in addition to the perks and bonuses listed below. For previous investors, we invite you to reinvest (for any amount over $275) and automatically join the Islander Inner Circle, an exclusive club for those helping shape the next wave of Mutiny Island Vodka.

Refer a Mutineer Program: Share the name, email, and phone number of someone interested in joining the revolution with us using this link [https://forms.gle/8kx2RLGsZKXxSpz47], and if they invest, both of you will receive a promo code to redeem a free merchandise item from our Mutineer Merch Shop. The more you refer, the more you earn!

Introducing the Islander Inner Circle: The Islander Inner Circle is an exclusive invitation for trailblazers and loyal supporters who are helping shape the next wave of Mutiny Island Vodka. Current investors who reinvest, no matter the amount, and new investors contributing $5,000 or more are invited to join this elite group. Perks include an annual invitation to our investor-only event at Sion Farm Distillery**, early access to new product releases, a quarterly newsletter with behind-the-scenes updates, exclusive time with our leadership team, and much more. Are you in?

**Transportation and lodging not provided.

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Breadfruit Trees Planted with Every Investment: Trees That Feed Foundation: Through our endorsement with Trees That Feed Foundation, every investment made in Mutiny Island Vodka will support the planting of breadfruit trees to feed people, create jobs, and better the environment. To learn more about the importance and beneficial impact of breadfruit trees and how YOU make a difference, please see the links below:

Trees That Feed Foundation: https://treesthatfeed.org

Breadfruit is here to Save the World: https://www.wired.com/story/breadfruit-caribbean-pacific-climate-change-super-food/

Forbes on Breadfruit: https://www.forbes.com/sites/daphneewingchow/2023/09/30/breadfruit-is-a-climate-smart-superfood-with-global-appeal/

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<u>Time-Based Investor Perks</u>

Early Explorer - Invest $275+ within the first two weeks: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | contribution to a breadfruit tree being planted | Investor social square certificate | 3% bonus shares | Bottle of Mutiny Island Vodka

Early Sailor - Invest $500+ within the first two weeks: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 1 breadfruit tree planted | Investor social square certificate | 5% bonus shares | Bottle of Mutiny Island Vodka

Early Sea Blazer - Invest $1000+ within the first two weeks: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 2 breadfruit trees planted | Investor social square certificate | Mutineer hat | 8% bonus shares | Bottle of Mutiny Island Vodka

Early Navigator - Invest $2500+ within the first two weeks: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 5 breadfruit trees planted | Investor social square certificate | Mutineer hat | 10% bonus shares | Bottle of Mutiny Island Vodka

Early Tidebreaker - Invest $5000+ within the first two weeks: Free shipping on 3+ bottles ordered online to eligible states for life plus 15% off all online merch for life | 2 Mutiny Island Vodka Stickers | 10 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Invitation to Islander Inner Circle | 12% bonus shares | 2 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion

Early Harbormaster - Invest $10,000+ within the first two weeks: Free shipping on 3+ bottles ordered online to eligible states for life plus 20% off all online merch for life | 2 Mutiny Island Vodka Stickers | 20 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | 15% bonus shares | 3 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion

Early Captain - Invest $25,000+ within the first two weeks: Free shipping on 3+ bottles ordered online to eligible states plus 25% off all online merch for life | 2 Mutiny Island Vodka Stickers | 50 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Club access** | 18% bonus shares | 4 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion + Puerto Rican Coffee Mutiny Island Infusion

Early Mutineer Legend - Invest $50,000+ within the first two weeks: Free shipping on 3+ bottles ordered online to eligible states plus 40% off all online merch for life | 2 Mutiny Island Vodka Stickers| 100 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | Exclusive, personalized bottling & labeling opportunity with founders | 20% bonus shares | 5 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion + Puerto Rican Coffee Mutiny Island Infusion + Bonus Mutiny Island Infusion

**Transportation and lodging not provided.

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<u>Mid-Campaign Based Perks</u>

Explorer - Invest $275+ within days 30-45: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | contributes to a breadfruit tree being planted | Investor social square certificate | Shirt from Mutiny merch shop

Sailor - Invest $500+ within days 30-45: Free shipping on 3+ bottles ordered online to eligible states for life plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 1 breadfruit tree planted | Investor social square certificate | Shirt from Mutiny merch shop

Sea Blazer - Invest $1000+ within days 30-45: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 2 breadfruit trees planted | Investor social square certificate | Mutineer hat | 5% bonus shares | Shirt from Mutiny merch shop | Bottle of Mutiny Island Vodka

Navigator - Invest $2500+ within days 30-45: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 5 breadfruit trees planted | Investor social square certificate | Mutineer hat | 10% bonus shares | Shirt from Mutiny merch shop | 2 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion

Tidebreaker - Invest $5000+ within days 30-45: Free shipping on 3+ bottles ordered online to eligible states plus 15% off all online merch for life | 2 Mutiny Island Vodka Stickers | 10 breadfruit trees planted | Investor social square certificate | 2

Mutineer hats | Invitation to Islander Inner Circle | 8% bonus shares | 2 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion

Harbormaster - Invest $10,000+ within days 30-45: Free shipping on 3+ bottles ordered online to eligible states plus 20% off all online merch for life | 2 Mutiny Island Vodka Stickers | 20 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | 10% bonus shares | 3 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion

Captain - Invest $25,000+ within days 30-45: Free shipping on 3+ bottles ordered online to eligible states plus 25% off all online merch for life | 50 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | 12% bonus shares | 4 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion + Puerto Rican Coffee Mutiny Island Infusion

Mutineer Legend - Invest $50,000+ within days 30-45: Free shipping on 3+ bottles ordered online to eligible states plus 50% off all online merch for life | 100 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | Exclusive personalized bottling & labeling opportunity with founders | 15% bonus shares | 5 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion + Puerto Rican Coffee Mutiny Island Infusion + Bonus Mutiny Island Infusion

Explorer - Invest $275+ within days 60-75: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | contributes to a breadfruit tree being planted | Investor social square certificate | Shirt from Mutiny merch shop

Sailor - Invest $500+ within days 60-75: Free shipping on 3+ bottles ordered online to eligible states for life plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 1 breadfruit tree planted | Investor social square certificate | Shirt from Mutiny merch shop

Sea Blazer - Invest $1000+ within days 60-75: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 2 breadfruit trees planted | Investor social square certificate | Mutineer hat | 5% bonus shares | Shirt from Mutiny merch shop | Bottle of Mutiny Island Vodka

Navigator - Invest $2500+ within days 60-75: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 5 breadfruit trees planted | Investor social square certificate | Mutineer hat | 10% bonus shares | Shirt from Mutiny merch shop | 2 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion

Tidebreaker - Invest $5000+ within days 60-75: Free shipping on 3+ bottles ordered online to eligible states plus 15% off all online merch for life | 2 Mutiny Island Vodka Stickers | 10 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Invitation to Islander Inner Circle | 8% bonus shares | 2 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion

Harbormaster - Invest $10,000+ within days 60-75: Free shipping on 3+ bottles ordered online to eligible states plus 20% off all online merch for life | 2 Mutiny Island Vodka Stickers | 20 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | 10% bonus shares | 3 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion

Captain - Invest $25,000+ within days 60-75: Free shipping on 3+ bottles ordered online to eligible states plus 25% off all online merch for life | 50 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | 12% bonus shares | 4 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion + Puerto Rican Coffee Mutiny Island Infusion

Mutineer Legend - Invest $50,000+ within days 60-75: Free shipping on 3+ bottles ordered online to eligible states plus 50% off all online merch for life | 100 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | Exclusive personalized bottling & labeling opportunity with founders | 15% bonus shares | 5 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion + Puerto Rican Coffee Mutiny Island Infusion + Bonus Mutiny Island Infusion

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Amount-Based Perks

Explorer - Invest $275+: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | contributes to a breadfruit tree being planted | Investor social square certificate

Sailor - Invest $500+: Free shipping on 3+ bottles ordered online to eligible states for life plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 1 breadfruit tree planted | Investor social square certificate

Sea Blazer - Invest $1000+: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 2 breadfruit trees planted | Investor social square certificate | Mutineer hat | 3% bonus shares

Navigator - Invest $2500+: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 5 breadfruit trees planted | Investor social square certificate | Mutineer hat | 5% bonus shares | Bottle of Mutiny Island Vodka

Tidebreaker - Invest $5000+: Free shipping on 3+ bottles ordered online to eligible states plus 15% off all online merch for life | 2 Mutiny Island Vodka Stickers | 10 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Invitation to Islander Inner Circle | 8% bonus shares | 2 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion

Harbormaster - Invest $10,000+: Free shipping on 3+ bottles ordered online to eligible states plus 20% off all online merch for life | 2 Mutiny Island Vodka Stickers | 20 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | 10% bonus shares | 3 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion

Captain - Invest $25,000+: Free shipping on 3+ bottles ordered online to eligible states plus 25% off all online merch for life | 50 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | 12% bonus shares | 4 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion + Puerto Rican Coffee Mutiny Island Infusion

Mutineer Legend - Invest $50,000+: Free shipping on 3+ bottles ordered online to eligible states plus 50% off all online merch for life | 100 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | Exclusive personalized bottling & labeling opportunity with founders | 15% bonus shares | 5 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion + Puerto Rican Coffee Mutiny Island Infusion + Bonus Mutiny Island Infusion

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Twin City Island Spirits, Inc. (d/b/a Mutiny Island Vodka) will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $510. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and The Mutineer Brand Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Twin City Island Spirits, Inc. ("Mutiny Island Vodka" or the "Company") is a C-Corp organized in the US Virgin Islands that meticulously crafts vodka using breadfruit, resulting in an ultra-premium spirit infused with island essence, character, rhythm, and flavor. The Company's business model consists of a sustainable production process focused on environmentally-conscious consumers and those appreciative of unique and premium vodka tastes. Mutiny Island Vodka is crafted at company owned Sion Farm Distillery, encompassing a tasting room, and restaurant on the island of St. Croix, USVI. Our spirits are sold at restaurants and bars, such as Applebee's, as well as direct-to-consumer businesses online. The

Company offers a unique selling position by using breadfruit, has an endorsement from the Trees That Feed Foundation, planting fruit trees to feed people, create jobs, and better the environment, signaling its sustainable and positive global impact, and boasts a strong distribution network including collaborations with industry giants like American Airlines and distribution partnerships with entities like Breakthru Beverage.

The Company's Intellectual Property ("IP"): The Company was granted three U.S. trademarks for "Mutiny", "Mutiny Island Vodka" and "Island Vodka"

Competitors and Industry

The craft vodka market is expected to grow by $760.09 million during the period 2022-2027, with a compound annual growth rate (CAGR) of 6.05%.*

Source: https://www.globenewswire.com/news-release/2023/08/11/2723417/28124/en/Global-Craft-Vodka-Market-Analysis-Flavored-Vodka-and-Millennial-Demand-Fueling-Craft-Vodka-Market-Growth.html#:-:text=The%20craft%20vodka%20market%20is,(CAGR)%20of%206.05%25.&text=The%20market%20is%20driven%20by,in%20demand%20for%20craft%20drinks.

The Company has several major competitors in the craft vodka market. Some of the top competitors in our industry include: Tito's Handmade Vodka, St. George Spirits, and Hangar 1. Despite the present competitive landscape, we stand out in the craft vodka industry because, according to our research, we believe we're the only company that is making vodka from breadfruit with a truly sustainable proposition.

Current Stage and Roadmap

The Company's products are currently on the market in over 20 states, 6 countries, and generating sales.

The Company's efforts for the next few years will be focused on expanding market share, growing our brand recognition and sales, and research and development for our future products. We have several new product launches planned over the next few months, including an upcoming collaboration with Applebee's Franchisees, Hard Rock Hotel and Casino, Virgin Voyages,, and American Airlines to name a few. We will also continue our exploration of breadfruit's potential, aiming to further integrate this superfood into our product lines to enhance sustainability and flavor profiles as featured in Forbes Magazine Online. A parallel focus will be to expand contract distilling / private label for other products to maximize the capacity and revenue at Sion Farm Distillery. Additionally, our ties with notable figures and market leaders, such as Applebee's and American Airlines, are expected to further strengthen, reflecting our continuous efforts to build sustainable industry confidence and traction.

The Team

Officers and Directors

Name: Todd Allen Manley

Todd Allen Manley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Board Member
  Dates of Service: August, 2018 - Present
  Responsibilities: Todd Manley is the Chef / Founder / Creator of what we believe to be the first and only island vodka hand-crafted from breadfruit, Mutiny Island Vodka. In the role of CEO of the company, his number one job is to provide a vision and a face for the Company. However, as a start-up, he wears any hat necessary. Todd does not currently receive a salary from Mutiny Island Vodka and works approximately 70-80 hours per week for the Company.

Other business experience in the past three years:

- Employer: Smorrebrod, LLC
  Title: Member
  Dates of Service: June, 2014 - Present
  Responsibilities: Founding Member, requiring only 1/2 hour per week for partner review

Name: Shannon Manns

Shannon Manns's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO
  Dates of Service: September, 2014 - Present
  Responsibilities: Shannon Manns is the Chief Operating Officer and Breadfruit Ambassador of what we believe to be the first and only island vodka hand-crafted from breadfruit, Mutiny Island Vodka. In the role of COO of the company, her number one job is to lend her talents from American Airlines, managing over 50 lounges, to oversee all of the moving parts of day to day operations. She is a breadfruit advocate through and through, and takes on any role necessary to creatively build success. Shannon lives on the island of St. Croix and receives a salary from Mutiny Island Vodka and works approximately 70-80 hours per week for the Company.

Other business experience in the past three years:

- Employer: American Airlines
  Title: Manager Lounge Food & Beverage Operations
  Dates of Service: April, 2011 - August, 2024
  Responsibilities: Ensured world-class delivery of the food and beverage experience for global travelers by ensuring all staff trained and equipped for the job.Shannon has negotiated and implemented over $120M food and beverage operations contracts with HMS Host, Sodexo Magic and Compass Group serving 53 airport lounges.

Name: Liza Herth

Liza Herth's current primary role is with Virgin Voyages. Liza Herth currently services 15-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Head of Marketing
  Dates of Service: October, 2023 - Present
  Responsibilities: At Mutiny Island Vodka, Liza Herth leads brand transformation and marketing expansion efforts, redefining the brand's identity through targeted digital activations, sales tools, and a refreshed content strategy. She successfully spearheaded the previous marketing campaign via StartEngine, raising over $1.1M to fuel growth, while crafting high-impact go-to-market strategies for new territories with strategic partnerships, including collaborations with Applebee's, Virgin Voyages, Margaritaville, and more. Her initiatives focus on amplifying brand visibility, scaling e-commerce, and expanding digital reach to drive both engagement and revenue growth.She is a breadfruit advocate through and through, and takes on any role necessary to creatively build success. Lizaworks approximately 15-20 hours per week for the company.

Other business experience in the past three years:

- Employer: Virgin Voyages
  Title: Head of Lifecycle Marketing
  Dates of Service: June, 2021 - Present
  Responsibilities: At Virgin Voyages, Liza drives customer lifecycle marketing across email, SMS, and direct mail, generating over $400 million in attributed channel revenue through strategic customer journey mapping and personalization. She leads a high-performing team and has scaled key initiatives, including direct mail and SMS channels, while managing global brand campaigns and major itinerary launches. Her work focuses on enhancing engagement, optimizing martech, and delivering actionable insights to senior leadership to support business growth.

Name: Michael John Fennessy

Michael John Fennessy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and Chief Financial Officer
  Dates of Service: September, 2018 - Present
  Responsibilities: Reviewing and validating any financial information

Other business experience in the past three years:

- Employer: Talley Petroleum Enterprises, Inc
  Title: CFO
  Dates of Service: June, 2017 - December, 2021
  Responsibilities: Lead executive on all financial, technology and project management.

Name: David Alan Johnson

David Alan Johnson's current primary role is with Cane Bay Partners VI. LLLP. David Alan Johnson currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2020 - Present
  Responsibilities: Shareholder through MV Capital LLLP and Board member.

Other business experience in the past three years:

- Employer: Cane Bay Partners VI. LLLP
  Title: Partner
  Dates of Service: July, 2009 - Present
  Responsibilities: Owner and partner in management consulting and analytics firm

Name: Stacey Allen Pinkerd

Stacey Allen Pinkerd's current primary role is with Retired. Stacey Allen Pinkerd currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: August, 2019 - Present
  Responsibilities: Stacey is a board member of Mutiny Island Vodka

Name: Christopher Eldridge Richeson

Christopher Eldridge Richeson's current primary role is with Chesapeake Bay Distillery LLC . Christopher Eldridge Richeson currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member / Secretary / Production Consultant
  Dates of Service: April, 2018 - Present
  Responsibilities: Consultant to production, Administrative recorder of minutes in service as Secretary, Advice and Consultation.. Chris does not currently receive a salary from Mutiny Island Vodka and works 10hours per week for the Company.

Other business experience in the past three years:

- Employer: Chesapeake Bay Distillery LLC
  Title: Managing Member
  Dates of Service: October, 2015 - Present
  Responsibilities: I founded the distillery in 2005. I currently handle limited day to day operations and focus on regulatory and executive work.

Name: Michael Lynn Lintner

Michael Lynn Lintner's current primary role is with 482 Music. Michael Lynn Lintner currently services 4-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2018 - Present
  Responsibilities: Ensure the Mutiny Island Vodka Brand guidelines are upheld and true to the brand. Michael does not receive salary for his role with Mutiny Island Vodka.

Other business experience in the past three years:

- Employer: 482 Music
  Title: Owner
  Dates of Service: March, 1997 - Present
  Responsibilities: Owner of 482 Music. The company is currently in hiatus.

Name: Mahlon Charles Kennicutt II

Mahlon Charles Kennicutt II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2024 - Present
  Responsibilities: Advice and consultation. Mahlon does not receive salary or equity compensation for his role with Mutiny Island Vodka.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of

business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $3,895,263.98 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on

the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our vodka is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Manufacture and Sale of Alcoholic Beverages is a Highly Regulated Industry

The manufacture and sale of beverage alcohol is a highly regulated industry at both the Federal and State level and in many instances requires the Company to obtain various permits and licensing in order to carry out the Company objectives. The Company will endeavor to comply with these many licensing and permitting requirements but notes that the ultimate authority to operate is dictated by the appropriate Federal and State oversight agencies.

The Chief Executive Officer does not currently receive a salary for his role with the Company

Todd Manley, the CEO of Twin City Island Spirits, Inc. d/b/a Mutiny Island Vodka (Mutiny Island), does not currently receive a salary for his work with the Company. Although he has been, and will continue to be, compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the Company has arranged for the CEO to receive an initial salary of $150,000 plus performance incentives once the business demonstrates consistent positive cash flow, which is anticipated within 2 to 3 years.

The Company's Chief Executive Officer currently has multiple roles

The Company's Founder and CEO, Todd Manley, also works as a Manager for Smorrebrod, LLC in a founding Partner capacity. While Todd dedicates over 70 hours a week and treats his work with Mutiny Island as a top priority, the capital needs of the business have necessitated splitting time and continuing to generate regular income in order to have funds to maintain his work with Mutiny Island. He continues this through a Founding Partner role with Smorrebrod, LLC which requires approximately half an hour per week. While this time commitment is minimal, there is some level of risk in investing in a company that is chiefly managed by a person with concurrent work duties.

Customer preferences and store traffic could be negatively impacted by health concerns about the consumption of our products.

Customer preferences and store traffic could be impacted by health concerns about the consumption of our products and could adversely affect sales. Negative publicity about ingredients, poor quality, injury, health concerns or allergens could cause customers to shift their preferences. This could adversely affect the demand for our products and result in a decrease in customer traffic at our Brewery, Tasting Rooms and/or product sales.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales.

The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies

These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Allied Island Management Group LLC (100% owned & managed by Jessalyn Viera)	400,000	Common Stock	24.09%
Allied Island Management Group LLC (100% owned & managed by Jessalyn Viera)	500,000	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 770,011 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,991,094 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g) in the Subscription Agreement.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 1,333,334 with a total of 745,168 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4.4(a)).

Liquidation Preference. In the event of any Deemed Liquidation Event (as defined below), the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,208,004.00
  Number of Securities Sold: 736,001
  Use of proceeds: Operating Expenses
  Date: June 12, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,072,940.96
  Number of Securities Sold: 253,214
  Use of proceeds: Operating Expenses, Employment, Marketing & Technology upgrades
  Date: September 03, 2024
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $1,447,474 compared to $1,163,398 in fiscal year 2022.

This 24% increase was due to higher sales volume in 2023 as a result of increased brand recognition from marketing efforts.

Cost of Revenue

Cost of Revenue for fiscal year 2023 was $631,380 compared to $511,163 in fiscal year 2022.

The increase in costs is reflective of the higher sales volume in 2023, along with an increase in the cost of goods due to inflation, primarily reflected in raw material costs.

Gross Profit

Gross Profit for fiscal year 2023 was $816,094 compared to $652,235 in fiscal year 2022.

This 25% increase is due to the associated revenue increase exceeding a lesser increase in the cost of revenue.

Expenses

Expenses for fiscal year 2023 were $1,632,287 compared to $1,547,085 in fiscal year 2022.

This 6% increase in expenses is primarily attributable to higher interest expenses due to a rising prime rate, along with higher payroll expenses.

Historical results and cash flows:

The Company believes it is currently in an expansion stage as per the above revenue increase. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future based on our history of revenue growth. Our goal is to increase revenue so that we can reach a cash-neutral cash flow position, a status that has not yet been achieved. As we aim to increase sales, we expect our overhead and other costs will not rise in a comparable manner. This will bring us closer to breaking even, and thereafter, we can allocate more funds toward sales and marketing to further expand our reach. With a competent sales force, especially with the potential addition of just one more salesperson, we believe growing the revenue will be achievable.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 30, 2024, the Company has cash on hand of $421,894 and continues to attract new investors.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our growth initiatives outside of our ongoing operations, while enabling us to retain the management talent to successfully execute these initiatives .

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 19% has been raised from the crowdfunding campaign thus far. We expect that to increase to approximately 50% should we reach the campaign maximum.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 4-5 months. This is based on a current monthly burn rate of $90k for expenses related mostly to payroll at the distillery.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 3-4 years minimum. This is based on a monthly burn rate of $90k based on net cash used in operating activities.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: SBA Mortgage (Stone Bank)
  Amount Owed: $2,600,000.00
  Interest Rate: 8.75%
  Maturity Date: August 04, 2046
  The Company entered into a loan agreement on February 4, 2021 with a principal amount of $2.6M. The loan matures on August 4, 2046. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the first year and only interest payments are due. Beginning the 13th month, monthly principal and interest payments of $16,507.06 are due on the 1st calendar day every month. Beginning April 1, 2021, the interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter. As of December 31, 2023, the outstanding principal balance was $2,312,960 and the interest rate was 8.75% per annum. Additionally, the monthly payment amounts increased to $19,520.56.

- Creditor: SBA Disaster Relief Loan
  Amount Owed: $400,000.00
  Interest Rate: 8.75%
  Maturity Date: February 04, 2031
  The Company entered into a loan agreement on February 4, 2021 with a principal amount of $400K. The loan matures on February 4, 2031. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the first year. Further, for the first month only an interest payment is due. Beginning the second month, the Company must pay principal and interest payments of $4,418.10 on the 1st calendar of every month. The interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter, beginning April 1, 2021. As of December 31, 2023, the outstanding principal balance was $317,840 and the interest rate was 8.75% per annum.

- Creditor: Cheasapeake Bay Distillery
  Amount Owed: $183,954.00
  Interest Rate: 0.0%
  The Company has two outstanding shareholder loans. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders. The amounts are payable on demand. The outstanding balances of these loans as of December 31, 2023 and 2022 are $139,409 and $183,954, respectively.

- Creditor: Chris Richeson
  Amount Owed: $139,409.00
  Interest Rate: 0.0%
  The Company has two outstanding shareholder loans. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders. The amounts are payable on demand. The outstanding balances of these loans as of December 31, 2023 and 2022 are $139,409 and $183,954, respectively.

- Creditor: EIDL Loan
  Amount Owed: $75,500.00
  Interest Rate: 3.75%
  Maturity Date: June 10, 2050
  The Company entered into a loan agreement on June 10, 2020 with a principal amount of $75,500. The loan matures 30 years from the date of the promissory note (June 10, 2050). The interest rate is 3.75% per annum and principal and interest payments of $368 are due monthly. Interest accrues on the principal balance until receipt of first payment,

which was expected 12 months from the date of the agreement. As of December 31, 2023, the outstanding principal balance was $70,348.

- Creditor: Henry E. Richeson Revocable Trust
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: December 30, 2025
  The Company entered into a loan agreement on December 31, 2023 with a principal amount of$ 100K. The loan is due and payable in full with accrued interest on December 30, 2025. The interest rate is 5% per annum. As of December 31, 2023, the outstanding principal balance was $100,000.

- Creditor: Select Financial, LLLP
  Amount Owed: $500,000.00
  Interest Rate: 5.0%
  Maturity Date: December 30, 2026
  As of December 31, 2023, the outstanding principal and accrued interest balance amounted to $510,002. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders.

- Creditor: Various Shareholders
  Amount Owed: $631,449.00
  Interest Rate: 9.11%
  Maturity Date: December 30, 2028
  Certain expenses incurred by the Company are converted to shareholder loans in order to keep the business afloat. These are due and payable in demand and have interest rates between 3.86% and 9.11%. As of December 31, 2023, the outstanding principal and accrued interest balance amounted to $631,449.

Related Party Transactions

- Name of Entity: Cheasapeake Bay Distillery
  Names of 20% owners: Chris Richeson
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Amount owed is $7,960
  Material Terms: The Company has two outstanding shareholder loans. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders. The amounts are payable on demand. The outstanding balance of this loan as of December 31, 2023 is $7,969

- Name of Person: Chris Richeson
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Amount owed is $131,449
  Material Terms: The Company has two outstanding shareholder loans. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders. The amounts are payable on demand. The outstanding balance of this loan as of December 31, 2023 is $131,449.

- Name of Entity: Chesapeake Bay Distillery, LLC
  Names of 20% owners: Chris Richeson
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Certain expenses incurred by the Company are converted to shareholder loans in order to keep the business afloat. These are due and payable in demand.
  Material Terms: As of December 31, 2023 and 2022, the outstanding principal and accrued interest balance amounted to $631,449 and $661,594, respectively

- Name of Entity: Select Financial, LLLP
  Names of 20% owners: David Johnson
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On December 30, 2021, the Company executed a Demand Note with its shareholders amounting to $500,000, together with interest thereon at the rate of 5% per annum, due and payable in full on December 30, 2026 but can be prepaid in whole or in part without penalty or premium subject to certain conditions.
  Material Terms: As of December 31, 2023 and 2022, the outstanding principal and accrued interest balance amounted to $510,002 and $514,400, respectively. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders.

Valuation

Pre-Money Valuation: $19,054,936.20

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.10 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Campaign Marketing
  80.0%
  Marketing for Start Engine Campaign, Emails, Paid Ads, boosts, video asset creation, legal fees, planting breadfruit trees.

- Ongoing Operations
  14.5%
  Operation of manufacturing spirits, restaurant and tourist tours on site at Sion Farm Distillery.

If we raise the over allotment amount of $3,927,056.10, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Campaign Marketing
  15.0%
  Marketing for Start Engine Campaign, Emails, Paid Ads, boosts, video asset creation, legal fees, planting breadfruit trees.

- Hiring Personnel
  14.0%
  Onboarding additional boots on the ground sales people. Hiring of content creators and influencers for marketing.

- Technology/ marketing and sales campaign implementation
  15.0%
  Use of CRM sales management, SEO Optimization, E-commerce site, Paid ads and automation software for tactical programming.

- Account Support (Marketing)
  8.0%
  Menu Printing, Bar Mats, T Shirts, Bottle Openers, National Account Marketing Contributions

- Ongoing Operations
  42.5%
  Operation of manufacturing spirits, restaurant and tourist tours on site at Sion Farm Distillery.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://mutinyislandvodka.com (mutinyislandvodka.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mutinyislandvodka

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Twin City Island Spirits, Inc.

[See attached]



Twin City Island Spirits, Inc.
(the "Company")
a US Virgin Islands Corporation

Financial Statements with Independent Auditor's Report

As of and for the Years Ended December 31, 2023 and 2022

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: Twin City Island Spirits, Inc. Management

Opinion:
We have audited the accompanying financial statements of the Twin City Island Spirits, Inc., which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, except for the effects of the matter described below, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 & 2022 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.



Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 12, 2024

TWIN CITY ISLAND SPIRITS, INC. STATEMENTS OF FINANCIAL POSITION

See Accompanying Notes to these Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	979,922	322,365
Accounts Receivable	194,444	169,608
Shareholder Receivable	-	-
Prepaid Expenses	245	4,055
Employee Receivable	-	-
Inventory	167,875	296,744
ERTC Receivable	12,199	12,199
Total Current Assets	1,354,685	804,971
Non-Current Assets:		
Property and Equipment - net	2,156,838	2,214,177
Total Non-Current Assets	2,156,838	2,214,177
TOTAL ASSETS	3,511,523	3,019,148
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	102,874	139,266
Current Portion of Long-Term Debt	157,342	52,630
Shareholder Loans	-	-
Sales Tax Payable	128,115	79,640
Other Liabilities	4,454	5,295
Total Current Liabilities	392,785	276,831
Non-Current Liabilities:		
Notes Payable	3,785,259	3,881,905
Debt Issuance Costs	(119,786)	(132,403)
Total Non-Current Liabilities	3,665,473	3,749,502
TOTAL LIABILITIES	4,058,258	4,026,333
SHAREHOLDERS' EQUITY		
Common Stock	2,737,880	2,737,880
Preferred Stock	2,209,004	500,000
Accumulated Deficit	(5,493,620)	(4,245,066)
TOTAL SHAREHOLDERS' EQUITY	(546,736)	(1,007,186)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,511,523	3,019,148

TWIN CITY ISLAND SPIRITS, INC. STATEMENTS OF OPERATIONS

See Accompanying Notes to these Financial Statements

	Year Ended December 31,	
	2023	2022
Revenues	1,447,474	1,163,398
Cost of Revenue	(631,380)	(511,163)
Gross Profit	816,094	652,235
Operating Expenses		
General and Administrative	1,388,396	1,285,676
Advertising and Marketing	227,887	249,785
Rent and Lease	16,004	9,724
Bad Debt Expense	-	1,900
Total Operating Expenses	1,632,287	1,547,085
Total Loss from Operations	(816,193)	(894,850)
SBA Loan Forgiveness	-	9,900
Interest Income	-	6,336
Other Income	50,000	0
Other Income	50,000	16,236
Interest Expense	294,700	190,975
Other Expense	445	242
Other Expense	295,145	191,217
Loss Before Income Taxes, Depreciation and Amortization	(1,061,338)	(1,069,831)
Depreciation and Amortization	187,216	191,448
Net Loss	(1,248,554)	(1,261,279)

TWIN CITY ISLAND SPIRITS, INC. STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Financial Statements

	Common Stock			Preferred Stock			Accumulated Deficit	Total Shareholders' Equity
Beginning Balance January 1, 2022	2,737,880	1	2,737,880	-	-	-	(2,983,787)	(245,907)
Issuance of preferred shares	-	-	-	166,667	3	500,000	-	500,000
Net loss	-	-	-	-	-	-	(1,261,279)	(1,261,279)
Balance as at December 31, 2022	2,737,880	1	2,737,880	166,667	3	500,000	(4,245,066)	(1,007,186)
Issuance of preferred shares	-	-	-	569,668	3	1,709,004	-	1,709,004
Net loss	-	-	-	-	-	-	(1,248,554)	(1,248,554)
Balance as at December 31, 2023	**2,737,880**	**1**	**2,737,880**	**736,335**	**3**	**2,209,004**	**(5,493,620)**	**(546,736)**

TWIN CITY ISLAND SPIRITS, INC. STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(1,248,554)	(1,269,238)
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation expense	187,216	191,448
Changes to operating assets and liabilities:		
Decrease (Increase) in accounts receivable	(24,836)	(70,072)
Increase in shareholder and other receivables	-	1,900
Decrease in inventory	128,869	39,962
Decrease in prepaid expenses	3,810	2,520
Decrease in ERTC Receivable	-	310,669
Increase (decrease) in accounts payable	(36,392)	23,941
Decrease in shareholder loans	(34,543)	(341,046)
Increase in sales tax payable	48,475	33,341
Increase (Decrease) in other liabilities	(841)	467
Net Cash Flows used in Operating Activities	(976,796)	(1,076,108)
CASH FLOWS FROM INVESTING ACTIVITY		
Acquisition of fixed assets	(129,877)	(95,462)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of preferred shares at par value	1,709,004	1,500,000
Proceeds from demand notes	100,000	-
Payments for notes payable	(44,774)	(66,329)
Net Cash Flows provided by Financing Activities	1,764,230	1,433,671
Net cash increase for the year	657,557	262,101
Cash at the beginning of the year	322,365	60,264
Cash at the end of the year	**979,922**	**322,365**

See Accompanying Notes to these Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Twin City Island Spirits, Inc. ("the Company") is a corporation organized on June 20, 2018 under the laws of the Virgin Islands of the United States. The company earns its revenues from operating a bar and restaurant and from wholesaling alcohol made primarily from breadfruit. The Company's headquarters is in the United States Virgin Islands. The Company's customers are located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents, accounts receivable and other receivables. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023 and 2022, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying statements of financial position have been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The Company has commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company incurred a net loss of $1,248,554 and $1,269,238 for the years ended December 31, 2023 and 2022, respectively, with an accumulated deficit amounting to $5,501,579 and $4,253,025 as of December 31, 2023 and 2022, respectively. These conditions indicate doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern in the next twelve months depends on its ability to generate more revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results. Furthermore, the stockholders of the Company have committed to provide continuing support to enable the Company to pay its expenses and discharge its liabilities.

Note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in the active market.
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2023 and 2022.

Concentrations of Credit Risks
 The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Production

The Company currently does all production on the island of St. Croix, which puts it at risk of losing production capacities during natural disasters.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $979,922 and $322,365 in cash as of December 31, 2023 and 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer.

The Company assesses accounts based on an evaluation of the current status of receivables, historical experience, and other factors as necessary. The Company does not believe any of its remaining receivables will be uncollectible and, as such, has not established an allowance. The Company will continue to assess this situation, and if applicable, will estimate an allowance for doubtful accounts.

Inventory

Inventory consisted of finished goods and raw materials which includes bottled spirits, breadfruit alcohol sanitizer, breadfruit flour, corks, glass and bulk spirits. Inventories are stated at the lower of cost or net realizable value utilizing the first-in first-out method. Inventory at December 31, 2023 and 2022 amounted to $167,875 and $296,744, respectively.

Prepaid Expenses

Prepaid expenses are payments made for goods and services that a company intends to pay for in advance but will incur sometime in the future.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023 and 2022.

A summary of the Company's property and equipment is shown below.

	Land	Building	Equipment	Furniture & Fixtures	Vehicles	Other Fixed Assets	Construction in Progress	Total Cost	Accumulated Depreciation	Net Book Value
Balance as of 12/31/21	147,750	1,736,798	491,196	3,849	31,000	284,534	12,260	2,707,387	(397,224)	2,310,163
Additions	-	12,261	41,444	3,137	-	880	37,740	95,462	(191,448)	(95,986)
Disposals/Retirements/Transfers	-	-	-	-	-	-	-	-		-
Balance as of 12/31/22	147,750	1,749,059	532,640	6,986	31,000	285,414	50,000	2,802,849	(588,672)	2,214,177
Balance as of 12/31/22	147,750	1,749,059	532,640	6,986	31,000	285,414	50,000	2,802,849	(588,672)	2,214,177
Additions	-	-	1,877	-	-	178,000	(50,000)	129,877	(187,216)	(57,339)
Disposals/Retirements/Transfers	-	-	-	-	-	-	-	-		-
Balance as of 12/31/23	147,750	1,749,059	534,517	6,986.00	31,000	463,414	-	2,932,726	(775,888)	2,156,838
Useful Life in Years		39	5	7	5	7				
Method of Depreciation		SL	200 DB	200 DB	200 DB	200 DB				

Impairment of long-lived assets and intangible assets subject to amortization

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360,' Accounting for the Impairment or Disposal of Long—Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.   During the years ended December 31, 2023 and 2022, no impairment losses were recorded.

Accounts payable and accrued expenses

Trade payables are obligations on the basis of normal credit terms and do not bear interest. Trade and other payables are initially measured at their nominal values and subsequently recognized at amortized cost less settlement payments.

Accruals are liabilities to pay for goods or services that have been received or supplied but have not been paid, invoiced or formally agreed with the supplier, including amounts due to employees. It is necessary to estimate the amount or timing of accruals, however, the uncertainty is generally much less than for provisions.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

A contact with a customer exists only when the parties to the contract have approved it and are committed to perform their respective obligations, the Company can identify each party's rights regarding the distinct services to be transferred ('performance obligations'), the Company can determine the transaction price for the services to be transferred, the contract has commercial substance and it is probable that the Company will collect the consideration to which it will be be entitled in exchange for the services that will be transferred to the customer.

The Company earns revenues through building its unique brand of the world's first breadfruit island vodka (Mutiny Island Vodka) internationally, operating a distillery for its own brands and for other brands as a contract distiller, for wholesale and retail sale both domestic and abroad. The Company also operates a premiere tourist destination and event venue offering tours, food, beverage and entertainment to its guests. There is not one real concentration of revenues. The Company's primary performance obligations are fulfilled once customers are served and when alcohol products are delivered to its customers.

Disaggregated Revenues		
Category	2023	2022
Distribution- Bottled Spirits	448,568	399,650
Distribution- Miscellaneous	65,835	96,924
On Premise/Off Site Events Food & Beverage	898,641	624,268
On Premise/Off Site Merchandise	31,604	34,493
On Premise/Off Site Sanitizer & Disinfectant	1,002	3,314
Other	1,824	4,749
Total Income	1,447,474	1,163,398

Cost of Revenue

Cost of revenue primarily consists of the cost to produce the bottled spirits, breadfruit flour and breadfruit alcohol sanitizer. It also includes incidental costs such as packaging materials, food and beverage, merchandise, shipping and freight.

General and Administrative Expenses

General and administrative expenses consist of insurance, bank charges and fees, travel expenses, commission expenses, consulting services expenses, legal and professional services expenses, donations, loan expenses, dues and subscriptions and other office expenses, repairs and maintenance, taxes and licenses, utilities and other business expenses.

Advertising & Marketing Costs

Advertising and marketing costs are charged to operations when incurred which include sales representative commissions, merchandise and samples, cruise ship transportation expenses, distributor billbacks, meals, gifts and live entertainment, advertising, printing and marketing brokers fee.

Rent and Lease Expense

Rent and lease expense is charged to operations when incurred which includes fees paid for rental and lease of the mill and tasting room

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 - COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers.

Further, the Company is currently complying with all relevant laws and regulations and does not have any long-term commitments or guarantees.

Lease Agreement

The Company entered into a five year rental lease agreement, effective October 1, 2018. The contract's original term ended on September 30, 2023 and is subject to review by the Company and the lessor for possibility of extension. The contract may be extended by the Company for two successive five year extensions at the terms established in the current agreement. In accordance with the terms of the current lease, the Company shall pay 10% of adjusted net revenue, which is defined as gross revenues less gross receipt tax. An $800 per month minimum is payable to the lessor.

NOTE 5 – LIABILITIES AND DEBT

To finance its operations and research and development, the Company has obtained several loans. Below summarizes the types of debt instruments, principal amounts, interest rates and maturity dates of these said loans.

Loan 1:

The Company entered into a loan agreement on June 10, 2020 with a principal amount of $75,500. The loan matures 30 years from the date of the promissory note on June 10, 2050. The interest rate is 3.75% per annum and principal and interest payments of $368 are due monthly. Interest accrues on the principal balance until receipt of first payment, which was expected 12 months from the date of the agreement. As of December 31, 2023 and 2022, the outstanding principal balance amounted to $70,348 and $75,132, respectively.

Loan 2:

The Company entered into a loan agreement on February 4, 2021 with a principal amount of $2,600,000. The loan matures on August 4, 2046. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the first year and only interest payments are due. Beginning the 13th month, monthly principal and interest payments of $16,50 are due on the 1st calendar day every month. Beginning April 1, 2021, the interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter. As of December 31, 2023 and 2022, the outstanding principal balance amounted to $2,312,960 and $2,337,135, respectively, and the interest rate was 8.75% per annum. Additionally, the monthly payment amounts increased to $19,520. The Loan is secured by a Mortgage and Security Agreement which encumbers a certain commercial real estate located in St. Croix, U.S. Virgin Islands. The Loan is further secured by a Security Agreement which encumbers the Collateral.

Loan 3:

The Company entered into a loan agreement on February 4, 2021 with a principal amount of $400,000. The loan matures on February 4, 2031. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the first year. Further, for the first month only an interest payment is due. Beginning the second month, the Company must pay principal and interest payments of $4,418 on the 1st calendar of every month. The interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter, beginning April 1, 2021. As of December 31, 2023 and 2022, the outstanding principal balance amounted to $317,842 and $346,274, respectively, and the interest rate was 8.75% per annum. The Loan is secured by a Mortgage and Security Agreement which encumbers a certain commercial real estate located in St. Croix, U.S. Virgin Islands. The Loan is further secured by a Security Agreement which encumbers the Collateral.

Loan 4 (Demand Note)

On June 29, 2023, the Company executed a Demand Note for $100,000. The annual interest rate is 15%. The principal balance and accrued interest are due and payable in full on September 29, 2023. This Note and its accrued interest is convertible to preferred shares at the option of the lender. This loan was fully paid as of December 31, 2023.

Loan 5 (Demand Note):

On December 30, 2021, the Company executed a Demand Note with its shareholders amounting to $500,000, together with interest thereon at the rate of 5% per annum, due and payable in full on December 30, 2026 but can be prepaid in whole or in part without penalty or premium subject to certain conditions. As of December 31, 2023 and 2022, the outstanding principal and accrued interest balance amounted to $510,002 and $514,400, respectively. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders.

Loan 6 (Demand Note):

Certain expenses incurred by the Company are converted to shareholder loans in order to keep the business afloat. These are due and payable in demand. As of December 31, 2023 and 2022, the outstanding principal and accrued interest balance amounted to $631,449 and $661,594, respectively.

Below is a summary of the Company's debts and their corresponding maturities:

As of 12/31/22

		5 Year Debt Maturities			
	Loan 1	Loan 2	Loan 3	Demand Note	Grand Total
2023	1,579	27,351	23,700		52,630
2024	1,640	29,843	25,859		57,342
2025	1,702	32,562	28,215		62,479
2026	1,767	35,528	30,785	1,175,994	1,244,074
2027	1,834	38,764	33,590		74,188
2028 and Beyond	66,610	2,173,087	204,125		2,443,822
Totals	75,132	2,337,135	346,274	1,175,994	3,934,535

As of 12/31/23

		5 Year Debt Maturities			
	Loan 1	Loan 2	Loan 3	Demand Note	Grand Total
2024	1,640	29,843	25,859	100,000	157,342
2025	1,702	32,562	28,215	-	62,479
2026	1,767	35,528	30,785	1,141,451	1,209,531
2027	1,834	38,764	33,590	-	74,188
2028	1,904	42,296	36,650	-	80,850
2028 and Beyond	61,501	2,133,967	162,743	-	2,358,211
Totals	70,348	2,312,960	317,842	1,241,451	3,942,601

NOTE 6 – EQUITY

Common Stock
The Company has authorized 10,000,000 of common shares with a par value of $1 per share. Issued and outstanding common shares as of 2023 and 2022 are at 2,737,880 shares.

Preferred Stocks
The preferred stock may be issued from time to time in one or more series in any manner permitted by law. The Company has authorized 1,333,334 of preferred shares with a par value of $3. Issued and outstanding preferred shares as of 2023 and 2022 are at 736,335 shares and 166,667 shares, respectively.

Dividends
Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which

would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate.

Liquidation Preference

In the event of any Deemed Liquidation Event, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock.

Voting

Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes. Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 12, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF MUTINY ISLAND VODKA BY TWIN CITY ISLAND SPIRITS, INC.

Better Cocktails. Better Planet.

Mutiny Island Vodka® is among the world's first premium Island Vodkas crafted from breadfruit—a sustainable, island-grown superfood gaining recognition in the spirits industry. Each bottle embodies our island roots, winning double-gold and gold medals while capturing the essence of the Caribbean. But Mutiny Island Vodka® is more than a drink; it's a way (we believe!) to change the world.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



RAISE THE BLACK FLAG
MUTINY
ISLAND VODKA
BETTER COCKTAILS. BETTER PLANET.™
MUTINYISLANDVODKA.COM
MUTINY
ISLAND VODKA

REASONS TO INVEST

Award-Winning Quality & Mission-Driven Innovation: Mutiny Island Vodka has won double-gold and gold medals and secured over $5M in sales, gaining recognition for its commitment to quality and eco-friendly impact with $1.1M+ raised in our first campaign.*

Growth Potential: As the craft vodka market increases ($760M growth 2022-2027 with 6.05% CAGR), our


Eco-Conscious Production for Real-World Impact: Distilled with breadfruit and Caribbean rainwater in the USVI, our production supports environmental responsibility, food security, and job creation through our endorsement with Trees That Feed Foundation.

*PRIOR FUNDING ROUND WAS OFFERED ON DIFFERENT TERMS THAN THIS OFFERING.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

TEAM



Todd Allen Manley • CEO & Board Member

Todd Allen Manley

Todd has been honored to receive numerous awards from "Chef of the Year" to multiple recognitions of his restaurants as the "best" in several categories, and nominated for an Elby Award in 2012 as a restaurant visionary. He has largely been self-employed his entire life, loving the challenge of taking ideas out of thin air and turning them into tangible, profitable realizations. He is a graduate and former graduate school student of Virginia Commonwealth University.

Since making the USVI his home, he has opened 5 successful businesses in a short four years, continually reinvesting in Christiansted and the USVI effectively helping pull up the town by reinvigorating interest in Christiansted during an economically gloomy period of time. In 2015, the community honored him through the Chamber of Commerce awarding him "Business Man of the Year." The same year he received the U.S. Congressional Award for contributions to community and betterment of society for his achievements and helping the community of St. Croix.

His commitment to better the global community through his work with breadfruit and the breadfruit community resulted in being honored at the Global Breadfruit Summit in Hawaii in both 2018 and 2022 for contributions to the community and innovation. Mutiny Island Vodka also received an endorsement from a charity, Trees That Feed Foundation for using breadfruit as a substrate incentivizing the planting of breadfruit trees.

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Michael John Fennessy • Board Member and Chief Financial Officer



Financial & Operations Executive Experienced in Oil and Gas and Manufacturing. Reputation for streamlining systems to increase productivity and effectiveness. Diverse background in finance, accounting, tax, procurement, supply chain, process improvement and information technology. Accomplished management of mergers and acquisitions. Recognized ability to focus on financial and operations leadership to reach strategic goals. History of implementing effective controls and guiding teams through complicated change processes.

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Christopher Eldridge Richeson • Board Member / Secretary / Production Consultant



Chris is the mad scientist behind MUTINY Island Vodka. Chris has over 15 years of distilling experience and is the CEO, owner, and operator of Chesapeake Bay Distillery. He is a Gold Medal Winning Master Distiller whose mission has always been to produce the cleanest spirits possible. This attention and commitment to quality has led to multiple double gold medals and happy patrons around the world. His experience in the distillation, sales, and distribution of spirits are invaluable to the startup and success of TCIS. At Chris' Chesapeake Bay Distillery, he produces various types of spirits through the unique "Swiss Army Knife" hybrid still. Besides MUTINY Island Vodka, he distills other vodkas, whiskey, rum, liquors, and even tequila. He currently produces over 300,000 bottles per year. Chris also has a background in automation and process control engineering.

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Shannon Manns • COO



Shannon Manns is the Chief Operating Officer of Sion Farm Distillery/Mutiny Island Vodka, where she is responsible for overseeing the company's day-to-day operations and driving strategic initiatives to enhance efficiency and growth. With over 25 years of experience in hospitality and food and beverage operations, she brings a wealth of knowledge in operational excellence, team leadership and building relationships. Before joining Sion Farm Distillery/Mutiny Island Vodka, Shannon held leadership positions at American Airlines, where she oversaw the food and beverage operation in over 50 airport lounges worldwide. During her time at American, Shannon successfully implemented (2) 4-year supplier contracts tied to American's KPI program. She also owned her own nightclub and had various leadership roles with the Los Angeles Dodgers and Arizona Cardinals. She holds a degree in Business from California State and ensuring that Sion Farm Distillery/Mutiny Island Vodka continues to be a pillar in the St. Croix community. Outside of work, her passions include cooking, snorkeling, ocean conservation and volunteering with dog rescue organizations.

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David Alan Johnson • Board Member

David Johnson was Salutatorian of the 1991 graduating class of Appling County High School in Baxley, Georgia. He attended the University of West Georgia where he was active and held leadership roles in several student organizations including Kappa Sigma Fraternity and Student Government Association. He was Honors Program Freshman Student of the Year and was named Greek Man of the Year and Homecoming King in his Senior year. He earned an Associate degree in Computer Science and a Bachelor's degree in Management and Business Information Systems. He continued his education at Georgia State University in Atlanta where he earned an MBA with a Computer Information Systems concentration. He moved to St. Croix in 2009 and started a management consulting and analytics company. He is an investor, entrepreneur, and philanthropist. He is married with 2 children.

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Michael Lynn Lintner • Board Member

Mike Lintner has a diverse marketing history of successes in the world of distilled spirits, retiring as Vice President of Strategic Planning and New Product Development at Jim Beam Brands Co. Mike is responsible for the introduction of the Small Batch Bourbon Collection: Booker's, Basil Haden, Knob Creek and Baker's Bourbons, helping raise the profile, quality, and value of an entire category. A success that continues to impact the global spirits market to this day. Mike was also a member of the core team responsible for the initial rollout of Corona Beer, managing an allocation strategy driven by celebrity endorsement.

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Stacey Allen Pinkerd • Board Member

Stacey Pinkerd is a retired corporate executive who specialized in the payments industry. He most recently worked for Visa Inc. for 19 years where he served as Head of Product management, responsible for product marketing, strategy and development. Mr. Pinkerd is a board member of Twin City Island Spirits, maker of Mutiny Island Vodka. He has an MBA from Babson College, Massachusetts, and a BBA from Texas A&M Corpus Christi, Texas.

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Mahlon Charles Kennicutt II • Board Member

Get Equity
$5.10 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$1,072,940.96

MIN INVEST ⓘ
$265.20

VALUATION
$19.05M





Liza Herth • Head of Marketing

Liza Herth leads our marketing strategy by scaling digital engagement, driving revenue, and creating high-impact sales tools. She led our previous StartEngine marketing campaign, raising over $1.1M—all while passionately advocating for breadfruit and fostering Mutiny's growth.

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OUR SOLUTION

Eco-Conscious Vodka with a Mission



BREADFRUIT
AND CARIBBEAN RAINWATER

Mutiny Island Vodka® offers a taste of island life, while **supporting stewardship for the planet and sustainability.** By enjoying these gluten free spirits, we believe **YOU can help make a difference** by incentivizing the planting of breadfruit trees, aiming to create food security, economy, and to better the planet! Cheers Mutineer!

Mutiny Island Vodka blends the flavors of the islands with a mission to transform the spirits industry. Breadfruit, our superfood ingredient, is a climate-resilient superfood that helps feed communities, sequesters CO_2 (Source, Source, Source), and supports economic growth. By combining breadfruit's sustainable impact with zero-waste, solar-powered distillation, each bottle helps contribute to a better world while delighting your tastebuds.

Become a Mutineer for the planet—invest in a spirit that tastes great and does good.


A Carbon-Absorbing Superfood for Sustainable Vodka
OVER A CENTURY LONG LIFESPAN
ABSORBS TONS OF CARBON ANNUALLY
YIELDS HUNDREDS OF BREADFRUITS ANNUALLY
NATURALLY PEST RESISTANT
ONE TREE FEEDS A FAMILY OF FOUR FOR LIFE
RICH IN FIBER, POTASSIUM, AND OTHER NUTRIENTS

Hear more about the opportunity from our founder, Chef Todd Manley:

03:31

"

*We're solving the problem by introducing a spirit that's
not just about great taste, but also about making a*

POSITIVE IMPACT

"

CHEF TODD MANLEY

FOUNDER

Momentum Since Our Last Raise

Since our first raise, we've made incredible strides in our mission to drive growth and amplify our impact. Key hires include our new COO, a former American Airlines leader now overseeing distillery operations on St. Croix, and a Head of Marketing leading our brand expansion strategy. Together, this team has launched successful campaigns, established our first retail partnerships, and unlocked new sales channels. We recently executed our first go-to-market campaign in Tampa, including an off-premise partnership with Luekens and a promotion with Zing Zang to boost visibility and engagement in the market.

Riding the Craft Spirits Market Boom



$760M BY 2027
WITH A 6.05% CAGR

TARGETING MILLENIALS | GEN Z | ECO-CONSCIOUS CONSUMERS

Source

The craft spirits market is booming, projected to grow by $760 million from 2022 to 2027 at a 6.05% CAGR, driven by demand from eco-conscious Millennials and Gen Z consumers[1]. Mutiny Island Vodka stands at the intersection of sustainability and premium quality, offering a distinctively eco-friendly, island-born vodka unlike any other.

LINEUP



MUTINY ISLAND VODKA

PUERTO RICAN COFFEE







SMOKED HOT PEPPER



ROOTS

Our lineup includes innovative infusions like ROOTS - Ginger and Turmeric, Puerto Rican Coffee, and Smoked Hot Pepper, with new infusions planned to roll out to the U.S. in 2025, expanding our reach and flavor profile. Plus, through exclusive small-batch reserves like Grimal Grove in the Florida Keys and our Puerto Rican Reserve, we work closely with local breadfruit growers to uplift communities, create jobs, and enhance food security—all while delivering a premium, regionally inspired product.



SMALL BATCH
Reserves


AWARDS
and Counting
THE SPIRITS BUSINESS
GLOBAL VODKA MASTERS
GOLD 2024
THE BEST
Best Domestic Vodka
DOUBLE GOLD MEDAL
2024
THE BEST
Best Domestic Vodka
DOUBLE GOLD MEDAL
2023
SAN FRANCISCO
WORLD SPIRITS COMPETITION
20 22
GOLD

Our sales have consistently grown since our inception, and we've earned prestigious accolades, including double gold medals from renowned competitions such as the San Francisco World Spirits Competition and The Fifty Best. We've been spotlighted in major media, including Forbes, WIRED, Sports Illustrated, and more, for our innovative, planet-positive approach.


How Kamie Crawford Spent 24 Hours in St. Croix
MUTINY
AS SEEN IN
Sports Illustrated
SWIMSUIT
READ STORY


MUTINY
ISLAND VODKA
AS SEEN IN
Forbes
Breadfruit Has All The Makings Of A Global Future Food Trend
READ STORY



To increase visibility and drive momentum, we intend to use part of this raise to onboard Crowe PR, the firm behind Screwball Whiskey's success, to accelerate our media outreach and build national awareness.

Innovative Sales & Distribution Expansion

Mutiny Island Vodka is breaking new ground in sales and distribution. With national partnerships, digital 3-tier systems like LibDib and RangeMe, and an enhanced website expected to launch soon via Shopify with new merchandise sales, we're aiming to maximize our reach and making it easier than ever for consumers to join the movement.

This next planned phase of growth aims to leverage expanded retail partnerships and a fractional sales team driving "boots on the ground" in key markets using the firm responsible for growing PRIME and Liquid Death. Through these efforts, we believe we're building a direct path to scaling success.

THE PITCH

Raise the Black Flag – Join the Breadfruit Revolution

Imagine owning a stake in a company that is shaking up the spirits industry while supporting environmental sustainability. What if, just by supporting Mutiny Island Vodka® and breadfruit, you could help create food security, generate jobs, and improve the planet?

Would you join us, Mutineer?

Mutiny Island Vodka brings rich, bold flavors from the U.S. Virgin Islands straight to your glass, crafted with pure Caribbean rainwater and sustainably harvested breadfruit. Every bottle celebrates island life while contributing to something bigger. Through our endorsement with the Trees That Feed Foundation,

PARTNERSHIPS










With over $5 million in sales since inception, more than $1 million from our last crowdfunding round, and partnerships with brands like Hard Rock, Margaritaville, Applebee's, Red Bull, American Airlines, Disney Cruise Line, and Virgin Voyages, Mutiny Island Vodka is already making waves in the spirits world. As the craft vodka market is projected to grow by $760 million from 2022 to 2027 at a 6.05% CAGR, Mutiny Island Vodka believes it's primed to lead the charge with a disruptive, eco-conscious Island Vodka that's anything but ordinary.

Our strongest asset is you—our heroes and investors—our Mutineers. Together, we have the power to make Mutiny Island Vodka a household name. Raise the stakes and raise the bar for sustainable spirits. It's time to join the Breadfruit Revolution and toast to a better world.

Are you in?

WHY INVEST

A Rare Opportunity to Make Waves with Mutiny Island Vodka

Investing in Mutiny Island Vodka means joining a movement to reshape the spirits industry, one sustainably crafted bottle at a time. Our award-winning, premium vodka isn't just about quality; it's about creating change. Every bottle brings us closer to a greener future, supporting sustainable agriculture, food security, and carbon reduction.

MUTINY ISLAND VODKA?



AWARD-WINNING & FIRST OF IT'S KIND

We believe we're the world's first premium Island Vodka made from breadfruit, with multiple **gold and double gold** medals.



GROWING MARKET

Positioned in a craft vodka market expected to grow $760M at 6.05% CAGR by 2027 with strong demand for premium, innovative spirits.



ECO-DRIVEN MISSION

Every bottle supports sustainability, food security, and job creation, aligning with rising consumer demand for purpose-driven brands.



STRONG PARTNERSHIPS & MARKET TRACTION

Backed by Applebee's, Red Bull, and American Airlines, with $5M+ in lifetime sales and $1M+ in prior funding to drive expansion.

Imagine owning a stake in a brand with both a powerful mission and a strategic growth plan, one that's resonating with consumers and industry leaders alike. Together, let's raise the stakes, redefine the market, and toast to a more sustainable future with Mutiny Island Vodka.

Don't miss your chance to join the Breadfruit Revolution—are you in? Cheers Mutineers! Go breadfruit!



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4000 Sion Farm
Christiansted, VI 00820

VIEW SITE ⤴

Mutiny Island Vodka® is among the world's first premium Island Vodkas crafted from breadfruit —a sustainable, island-grown superfood gaining recognition in the spirits industry. Each bottle embodies our island roots, winning double-gold and gold medals while capturing the essence of the Caribbean. But Mutiny Island Vodka® is more than a drink; it's a way (we believe!) to change the world.

TERMS

Mutiny Island Vodka by Twin City Island Spirits, Inc.

Overview

PRICE PER SHARE
$5.10

VALUATION
$19.05M

DEADLINE ⓘ
Mar. 5, 2025 at 11:59 PM UTC

FUNDING GOAL ⓘ
$15k - $3.93M

Breakdown

MIN INVESTMENT ⓘ
$265.20

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$3,927,056.10

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
2,941

MAX NUMBER OF SHARES OFFERED
770,011

Maximum Number of Shares Offered subject to adjustment for bonus shares

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$3,511,523	$3,019,148
Cash & Cash Equivalents	$979,922	$322,365
Accounts Receivable	$194,444	$169,608
Short-Term Debt	$392,785	$276,831
Long-Term Debt	$3,665,473	$3,749,502
Revenue & Sales	$1,447,474	$1,163,398
Costs of Goods Sold	$631,380	$511,163
Taxes Paid	$0	$0
Net Income	-$1,248,554	-$1,261,279

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission registration.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus: Mutiny's Legacy Crew – Current investors, friends and family, account supporters, and B2B partners will receive an extra 15% in bonus shares for all new investments made, in addition to the perks and bonuses listed below. For previous investors, we invite you to reinvest (for any amount over $275) and automatically join the Islander Inner Circle, an exclusive club for those helping shape the next wave of Mutiny Island Vodka.

Refer a Mutineer Program: Share the name, email, and phone number of someone interested in joining the revolution with us using this link [https://forms.gle/8kx2RLGsZKXxSpz47], and if they invest, both of you will receive a promo code to redeem a free merchandise item from our Mutineer Merch Shop. The more you refer, the more you earn!

Introducing the Islander Inner Circle: The Islander Inner Circle is an exclusive invitation for trailblazers and loyal supporters who are helping shape the next wave of Mutiny Island Vodka. Current investors who reinvest, no matter the amount, and new investors contributing $5,000 or more are invited to join this elite group. Perks include an annual invitation to our investor-only event at Sion Farm Distillery**, early access to new product releases, a quarterly newsletter with behind-the-scenes updates, exclusive time with our leadership team, and much more. Are you in?

**Transportation and lodging not provided.*

—————

Breadfruit Trees Planted with Every Investment: Trees That Feed Foundation: Through our endorsement with Trees That Feed Foundation, every investment made in Mutiny Island Vodka will support the planting of breadfruit trees to feed people, create jobs, and better the environment. To learn more about the importance and beneficial impact of breadfruit trees and how YOU make a difference, please see the links below:

Trees That Feed Foundation: https://treesthatfeed.org

Breadfruit is here to Save the World: https://www.wired.com/story/breadfruit-caribbean-pacific-climate-change-super-food/

Forbes on Breadfruit: https://www.forbes.com/sites/daphneewingchow/2023/09/30/breadfruit-is-a-climate-smart-superfood-with-global-appeal/

—————

Time-Based Investor Perks

Early Explorer - Invest $275+ within the first two weeks: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | contribution to a breadfruit tree being planted | Investor social square certificate | 3% bonus shares | Bottle of Mutiny Island Vodka all online merch for life | 2 Mutiny Island Vodka Stickers | 2 breadfruit trees planted | Investor social square certificate | Mutineer hat | 8% bonus shares | Bottle of Mutiny Island Vodka

Early Navigator - Invest $2500+ within the first two weeks: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 5 breadfruit trees planted | Investor social square certificate | Mutineer hat | 10% bonus shares | Bottle of Mutiny Island Vodka

Early Tidebreaker - Invest $5000+ within the first two weeks: Free shipping on 3+ bottles ordered online to eligible states for life plus 15% off all online merch for life | 2 Mutiny Island Vodka Stickers | 10 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Invitation to Islander Inner Circle | 12% bonus shares | 2 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion

Early Harbormaster - Invest $10,000+ within the first two weeks: Free shipping on 3+ bottles ordered online to eligible states for life plus 20% off all online merch for life | 2 Mutiny Island Vodka Stickers | 20 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | 15% bonus shares | 3 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion

Early Captain - Invest $25,000+ within the first two weeks: Free shipping on 3+ bottles ordered online to eligible states plus 25% off all online merch for life | 2 Mutiny Island Vodka Stickers | 50 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Club access** | 18% bonus shares | 4 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion + Puerto Rican Coffee Mutiny Island Infusion

Early Mutineer Legend - Invest $50,000+ within the first two weeks: Free shipping on 3+ bottles ordered online to eligible states plus 40% off all online merch for life | 2 Mutiny Island Vodka Stickers| 100 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | Exclusive, personalized bottling & labeling opportunity with founders | 20% bonus shares | 5 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion + Puerto Rican Coffee Mutiny Island Infusion + Bonus Mutiny Island Infusion

**Transportation and lodging not provided.

——————

Mid-Campaign Based Perks

Explorer - Invest $275+ within days 30-45: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | contributes to a breadfruit tree being planted | Investor social square certificate | Shirt from Mutiny merch shop

Sailor - Invest $500+ within days 30-45: Free shipping on 3+ bottles ordered online to eligible states for life plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 1 breadfruit tree planted | Investor social square certificate | Shirt from Mutiny merch shop

Sea Blazer - Invest $1000+ within days 30-45: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 2 breadfruit trees planted | Investor social square certificate | Mutineer hat | 5% bonus shares | Shirt from Mutiny merch shop | Bottle of Mutiny Island Vodka

Navigator - Invest $2500+ within days 30-45: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 5 breadfruit trees planted | Investor social square certificate | Mutineer hat | 10% bonus shares | Shirt from Mutiny merch shop | 2 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion

Tidebreaker - Invest $5000+ within days 30-45: Free shipping on 3+ bottles ordered online to eligible states plus 15% off all online merch for life | 2 Mutiny Island Vodka Stickers | 10 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Invitation to Islander Inner Circle | 8% bonus shares | 2 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion

Harbormaster - Invest $10,000+ within days 30-45: Free shipping on 3+ bottles ordered online to eligible states plus 20% off all online merch for life | 2 Mutiny Island Vodka Stickers | 20 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | 10% bonus shares | 3 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion

Captain - Invest $25,000+ within days 30-45: Free shipping on 3+ bottles ordered online to eligible states plus 25% off all online merch for life | 50 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule

Mule mugs | Invitation to Islander Inner Circle | Exclusive personalized bottling & labeling opportunity with founders | 15% bonus shares | 5 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion + Puerto Rican Coffee Mutiny Island Infusion + Bonus Mutiny Island Infusion

Explorer - Invest $275+ within days 60-75: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | contributes to a breadfruit tree being planted | Investor social square certificate | Shirt from Mutiny merch shop

Sailor - Invest $500+ within days 60-75: Free shipping on 3+ bottles ordered online to eligible states for life plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 1 breadfruit tree planted | Investor social square certificate | Shirt from Mutiny merch shop

Sea Blazer - Invest $1000+ within days 60-75: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 2 breadfruit trees planted | Investor social square certificate | Mutineer hat | 5% bonus shares | Shirt from Mutiny merch shop | Bottle of Mutiny Island Vodka

Navigator - Invest $2500+ within days 60-75: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 5 breadfruit trees planted | Investor social square certificate | Mutineer hat | 10% bonus shares | Shirt from Mutiny merch shop | 2 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion

Tidebreaker - Invest $5000+ within days 60-75: Free shipping on 3+ bottles ordered online to eligible states plus 15% off all online merch for life | 2 Mutiny Island Vodka Stickers | 10 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Invitation to Islander Inner Circle | 8% bonus shares | 2 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion

Harbormaster - Invest $10,000+ within days 60-75: Free shipping on 3+ bottles ordered online to eligible states plus 20% off all online merch for life | 2 Mutiny Island Vodka Stickers | 20 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | 10% bonus shares | 3 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion

Captain - Invest $25,000+ within days 60-75: Free shipping on 3+ bottles ordered online to eligible states plus 25% off all online merch for life | 50 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | 12% bonus shares | 4 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion + Puerto Rican Coffee Mutiny Island Infusion

Mutineer Legend - Invest $50,000+ within days 60-75: Free shipping on 3+ bottles ordered online to eligible states plus 50% off all online merch for life | 100 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | Exclusive personalized bottling & labeling opportunity with founders | 15% bonus shares | 5 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion + Puerto Rican Coffee Mutiny Island Infusion + Bonus Mutiny Island Infusion

_____

Amount-Based Perks

Explorer - Invest $275+: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | contributes to a breadfruit tree being planted | Investor social square certificate

Sailor - Invest $500+: Free shipping on 3+ bottles ordered online to eligible states for life plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 1 breadfruit tree planted | Investor social square certificate

Sea Blazer - Invest $1000+: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 2 breadfruit trees planted | Investor social square certificate | Mutineer hat | 3% bonus shares

Navigator - Invest $2500+: Free shipping on 3+ bottles ordered online to eligible states plus 10% off all online merch for life | 2 Mutiny Island Vodka Stickers | 5 breadfruit trees planted | Investor social square certificate | Mutineer hat | 5% bonus shares | Bottle of Mutiny Island Vodka

Tidebreaker - Invest $5000+: Free shipping on 3+ bottles ordered online to eligible states plus 15% off all online merch for life | 2 Mutiny Island Vodka Stickers | 10 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Invitation to Islander Inner Circle | 8% bonus shares | 2 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion

Captain - Invest $25,000+: Free shipping on 3+ bottles ordered online to eligible states plus 25% off all online merch for life | 50 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | 12% bonus shares | 4 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion + Puerto Rican Coffee Mutiny Island Infusion

Mutineer Legend - Invest $50,000+: Free shipping on 3+ bottles ordered online to eligible states plus 50% off all online merch for life | 100 breadfruit trees planted | Investor social square certificate | 2 Mutineer hats | Commemorative Mutiny Island Mule mugs | Invitation to Islander Inner Circle | Exclusive personalized bottling & labeling opportunity with founders | 15% bonus shares | 5 Bottles - Mutiny Island Vodka + Smoked Hot Pepper Mutiny Island Infusion + Ginger & Turmeric ROOTS Mutiny Island Infusion + Puerto Rican Coffee Mutiny Island Infusion + Bonus Mutiny Island Infusion

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Twin City Island Spirits, Inc. (d/b/a Mutiny Island Vodka) will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $510. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and The Mutineer Brand Loyalty Bonus in addition to the aforementioned bonus.

PRESS

Breadfruit Has All The Makings Of A Global Future Food World

View Article

Wired

Breadfruit Is Here to Save the World

View Article

Sports Illustrated

How Kamie Crawford Spent 24 Hours in St. Croix

View Article

Sustainable Brands

Cocktails for a Cause: Mission-Driven Distilleries Champion Conservation

View Article


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StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of


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What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

When was the last time you enjoyed a chilled cocktail and thought: "Man, I never knew saving the planet could be this damn delicious"?

With Mutiny Island Vodka, every bottle is a tropical vacation. Every sip, a stand against climate change, poverty, and world hunger.

Mutiny Island Vodka is a double gold medal island vodka packed with purpose—distilled from Caribbean rainwater and the magical superfood, breadfruit.

Ready for a quick Breadfruit 101? This starchy cousin of the jackfruit is a nutritional powerhouse. Just a single tree can feed a family of 4 for life, producing hundreds of fruits per season for up to a century with minimal upkeep.

AND breadfruit trees are powerhouses in the fight against climate change, absorbing tons of carbon every year.

According to Forbes, the first complete, fully-designed breadfruit diet study heralded breadfruit's potential to be the next big nutritional trend. Even Chef Gordon Ramsay was blown away by the superfood's versatility on National Geographic's "Gordon Ramsay: Uncharted."

Despite its immense potential, breadfruit remains a criminally underused crop. We're unlocking that potential by making breadfruit the star of our award-winning island vodka.

With every bottle of Mutiny Island Vodka we sell, we're helping ensure that more breadfruit trees are planted to supply the demand—creating jobs, feeding families, and fighting global warming.

But let's be real—saving the planet is way more fun with friends. We've teamed up with major brands like Virgin Voyages, American Airlines, Marriot, Margaritaville, and Applebee's to serve cocktails starring our island vodka. And we are creating innovative recipes in collaboration with Red Bull, all while being endorsed by the Trees that Feed Foundation to promote breadfruit as a sustainable crop on a global scale.

But Mutiny Island Vodka isn't just about social impact. Our fans rave about our unique take on island vodka.

[Sample Testimonial #1]

Customer smells a tasting glass of MIV:

Wow, I was not expecting that. It smells like an island. Are you sure this is vodka?

[Sample Testimonial #2]

Yea it tastes great, but I also love that they are so dedicated to fighting climate change and world hunger. I can get behind that.

[Sample Testimonial #3]

Most vodkas taste harsh at room temperature, but Mutiny keeps an amazingly smooth flavor chilled or not. The tropical essences come through in every sip.

Basically, it tastes like a vacation.

We distill every bottle of Mutiny Island Vodka here in the US Virgin Islands with a motley team of:

local islanders, farmers, and foodie-connoisseurs

Expert master distillers with a gold-medal pedigree, known for crafting the iconic Captain Morgan.

And marketing consultants who previously developed some of Jim Beam's most recognized brands.

Together, we're revolutionizing craft vodka, which is projected to grow by almost three-quarters of a billion dollars in the next 4 years.

Long story short—we have the mission, the product, the partners, and the team.

With this raise, we aim to scale our business—optimizing our distribution and technology tools, and expanding our footprint through hyper-targeted digital advertising and growing our sales team, all while incentivizing the planting of breadfruit trees.

Join us in bringing Mutiny Island Vodka into the global conversation. You can be the hero who makes our planet healthier, and enables more island communities to thrive—

One mouthwatering, island-inspired sip at a time. Invest in Mutiny Island Vodka.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND AMENDED AND
RESTATED ARTICLES OF
INCORPORATION
OF
TWIN CITY ISLAND SPIRITS, INC.

We, the undersigned, President and Secretary, of TWIN CITY ISLAND SPIRITS, INC., for the purpose of amending and restating the Articles of Incorporation of the Corporation pursuant to Section 222, Chapter 1, Title 13, of the United States Virgin Islands Code, hereby file these Second Amended and Restated Articles of Incorporation and do certify:

ARTICLE I

The name of the Corporation (hereinafter referred to as the "*Corporation*") is TWIN CITY ISLAND SPIRITS, INC.

ARTICLE II

The principal office of the Corporation in the Virgin Islands is located at 4000 Sion Farm, Christiansted, St. Croix, United States Virgin Islands, 00820 and the name of the resident agent of the Corporation is Marjorie Rawls Roberts, P.C., whose mailing address is P.O. Box 6347, St. Thomas, Virgin Islands 00804, and whose physical address is One Hibiscus Alley, 5093 Dronningens Gade, Ste. 1, Charlotte Amalie, St. Thomas, Virgin Islands, 00802.

ARTICLE III

Without limiting in any manner the scope and generality of the allowable functions of the Corporation, it is hereby provided that the Corporation shall have the following purposes, objects and powers:

(1) To engage in any lawful business in the Virgin Islands.

(2) To enter into and carry out any contracts for or in relation to the foregoing business with any person, firm, association, corporation, or government or governmental agency.

(3) To conduct its business in the United States Virgin Islands and to have offices within the United States Virgin Islands.

(4) To borrow or raise money to any amount permitted by law by the sale or issuance of obligations of any kind, to guarantee loans, other types of indebtedness and financing obligations, and to secure the foregoing by mortgages or other liens upon any and all of the property of every kind of the Corporation.

(5) To do all and everything necessary, suitable and proper for the accomplishment of any of the purposes or the attainment of any of the objects or the exercise of any of the powers herein set forth, either alone or in connection with other firms, individuals, associations or corporations in the United States Virgin Islands and elsewhere in the United States and foreign

countries, and to do any other acts or things incidental or appurtenant to or growing out of or connected with the said business, purposes, objects and powers of any part thereof not inconsistent with the laws of the United States Virgin Islands, and to exercise any and all powers now or hereafter conferred by law on business corporations whether expressly enumerated herein or not..

The purposes, objects and powers specified in this Article shall not be limited or restricted by reference to the terms of any other subdivision or of any other article of these Articles of Incorporation.

ARTICLE IV

The total number of shares of all classes of stock that the Corporation is authorized to issue is Ten Million (10,000,000) shares of common stock, par value $1.00 per share, and One Million, Three Hundred Thirty Three Thousand, Three Hundred Thirty Four (1,333,334) shares of preferred stock, having a par value of $1.00 per share.

The minimum amount of capital with which the Corporation will commence business is One Thousand Dollars ($1,000).

The terms and provisions of the Common Stock and Preferred Stock are as follows:

4.1   **Definitions.** For purposes of this ARTICLE IV, the following definitions shall apply:

(a)   "*Conversion Price*" shall mean $3.00 per share for the Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(b)   "*Distribution*" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Company by the Company for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, and (iii) any other repurchase or redemption of capital stock of the Company approved by the holders of the Common and Preferred Stock of the Company voting as separate classes.

(c)   "*Liquidation Preference*" shall mean $3.00 per share for the Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(d)   "*Original Issue Price*" shall mean $3.00 per share for the Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(e)   "*Preferred Stock*" shall mean the Preferred Stock.

(f)   "*Recapitalization*" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

4.2   **Dividends.** Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a *pro rata, pari passu* basis among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4.4(a)).

4.3   **Liquidation Rights.**

(a)   *Liquidation Preference.* In the event of any Deemed Liquidation Event (as defined below), the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock. If upon the Deemed Liquidation Event, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 4.3(a), then the entire assets of the Company legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 4.3(a).

(b)   *Remaining Assets.* After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 4.3(a), the entire remaining assets of the Company legally available for distribution by the Company shall be distributed *pro rata* to holders of the Common Stock of the Company in proportion to the number of shares of Common Stock held by them.

(c)   *Shares not Treated as Both Preferred Stock and Common Stock in any Distribution.* Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first forgoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

(d)   *Reorganization.* For purposes of this Section 4, a "*Deemed Liquidation Event*" shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a Deemed Liquidation Event pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to any series of Preferred Stock by the consent or vote of a majority of the outstanding shares of such series.

(e) **Valuation of Non-Cash Consideration.** If any assets of the Company distributed to stockholders in connection with any Deemed Liquidation Event are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, *except that* any publicly traded securities to be distributed to stockholders in a Deemed Liquidation Event shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Company by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 4.3(e), "*trading day*" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "*closing prices*" or "*closing bid prices*" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

4.4 **Conversion.** The holders of the Preferred Stock shall have conversion rights as follows:

(a) **Right to Convert.** Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "*Conversion Rate*" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b) **Automatic Conversion.** Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion

Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "*Securities Act*"), covering the offer and sale of the Company's Common Stock, *provided* that the aggregate gross proceeds to the Company are not less than $5,000,000 (before payment of underwriters commissions and expenses) (a "*Qualified Public Offering*"), or (ii) upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "*Automatic Conversion Event*").

(c)   *Mechanics of Conversion.* No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, the holder shall, (I) if such shares are certificated, either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for the Preferred Stock or (B) notify the Company or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates, and (II) shall give written notice to the Company at such office that the holder elects to convert the same; *provided, however,* that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not any certificates representing such shares are surrendered to the Company or its transfer agent; *provided further,* however, that the Company shall not, in the event shares of Common Stock are certificated, be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless, if such shares of Preferred Stock are certificated, either the certificates evidencing such shares of Preferred Stock are delivered to the Company or its transfer agent as provided above, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that certificates representing such shares of Preferred Stock, if such shares are certificated, shall not have been surrendered at the office of the Company, that notice from the Company shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock, if any, shall not then be actually delivered to such holder.

The Company shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates, if such shares are certificated, for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; *provided, however,* that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Company or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d)   *Adjustments for Subdivisions or Combinations of Common Stock.* In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e)   *Adjustments for Subdivisions or Combinations of Preferred Stock.* In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f)   *Adjustments for Reclassification, Exchange and Substitution.* Subject to Section 4 ("*Liquidation Rights*"), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(g)   *Waiver of Adjustment of Conversion Price.* Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of such series either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

4.5 Voting.

(a) **_Restricted Class Voting._** Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) **_Preferred Stock._** Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

(c) **_Adjustment in Authorized Common Stock._** The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of the Company.

(d) **_Common Stock._** Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

ARTICLE V

The Corporation is to have perpetual existence.

ARTICLE VI

The number of directors of the Corporation shall be fixed from time to time by, or in the manner provided in, the bylaws of the Corporation; but except as otherwise provided for herein, the number of directors may not be less than three. Notwithstanding the foregoing, at all times in which the Corporation has fewer than three stockholders, the number of directors may be equal to, or greater than, the number of stockholders. The directors need not be stockholders.

[THE REMAINDER OF THIS PAGE WAS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, we have hereunto subscribed our names 31st day of January, 2024.

_____
Todd A. Manley, President

Attested by: Corporate Seal:

_____
Christopher E. Richeson, Secretary

TERRITORY OF THE UNITED STATES VIRGIN ISLANDS   )
) ss:

DISTRICT OF ST.CROIX   )

The foregoing instrument was acknowledged before me this 31st day of January, 2024, by Todd A. Manley in his capacity as the President of Twin City Island Spirits, Inc.

_____
Notary Public
My Commission Expires:



Monee Hill
Notary Public
NP-663-23
My Commission Expires: July 25, 2027
St. Thomas/St. John, U.S. Virgin Islands